Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

QUANTUM COMPUTING INC.

Pursuant to Section 242 of the
General Corporation Law of the State of Delaware

Quantum Computing Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”), does hereby certify as follows:

First: An amendment to the Amended and Restated Certificate of Incorporation of the Corporation was duly adopted by the Board of Directors of the Corporation pursuant to Section 242 of the Delaware General Corporation Law. Stockholders of the Corporation, at a meeting called in accordance with Section 222 of the Delaware General Corporation Law, duly approved said proposed amendment in accordance with Section 242 of the Delaware General Corporation Law. The amendment to Article IV, Section 4.1 of the Amended and Restated Certificate of Incorporation of the Corporation is as follows:

Article IV, Section 4.1 is hereby deleted in its entirety and replaced by the following:

“4.1 Authorized Stock. The total number of shares of all classes of stock which the Corporation shall have authority to issue is 460,000,000 shares, consisting of (a) 450,000,000 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), and (b) 10,000,000 shares of Preferred Stock, par value $0.0001 per share (the “Preferred Stock”).”

Second: That the foregoing amendment to the Amended and Restated Certificate of Incorporation of the Corporation has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

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IN WITNESS WHEREOF, Quantum Computing Inc. has caused this Certificate of Amendment to be executed by its duly authorized officer on this 29th day of June, 2026.

QUANTUM COMPUTING INC.

By:	/s/ Yuping Huang
Name:	Yuping Huang
Title:	Chief Executive Officer